ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 8, 2014 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	63,399,342

Total outstanding Shares as at Record Date	101,255,314

Total % of Shares Voted	62.61%

MATTERS VOTED UPON		VOTING RESULTS

1.	Election of Directors	Vote by show of hands

	To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by proxy

	Ricardo M. Campoy	27,266,442 (97.61%)	668,204 (2.39%)
	Bradford J. Cooke	27,149,666 (97.19%)	784,980 (2.81%)
	Geoffrey A. Handley	27,248,581 (97.54%)	686,065 (2.46%)
	Rex J. McLennan	27,508,899 (98.48%)	425,747 (1.52%)
	Kenneth Pickering	27,277,032 (97.65%)	657,614 (2.35%)
	Mario D. Szotlender	16,406,845 (58.73%)	11,527,801 (41.27%)
	Godfrey J. Walton	27,663,567 (99.03%)	271,079 (0.97%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.

2.	Appointment of Auditor and fixing of Auditor’s Remuneration	Vote by show of hands

To appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration
Outcome: KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

3.	Reconfirmation of the Company’s shareholder rights plan	Votes by Ballot in Favour	Votes by Ballot Against

	To reconfirm the Company’s shareholder rights plan	21,340,814 (76.37%)	6,604,432 (23.63%)

Outcome: The Company’s shareholder rights plan was reconfirmed by the shareholders of the Company.